 Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

October 16, 2025.

Item 3	News Release

The press release attached as Schedule “A” was released on October 16, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

October 16, 2025.

Schedule “A”

Bitfarms Announces Pricing of Upsized US$500 Million of Convertible Senior Notes

•	Opportunistic capital raise for general corporate purposes

•	Either net proceeds from this offering or cash on hand to be used to purchase cash-settled capped calls to offset economic dilution up to a cap of 125% premium to the last reported sale price of Bitfarms’ common shares on Nasdaq on the date of pricing

Toronto, Ontario and New York, New York (October 16, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a North American energy and digital infrastructure company (“Bitfarms” or the “Company”), today announced that it has priced its offering of US$500 million aggregate principal amount of 1.375% convertible senior notes due 2031 (the “Convertible Notes”). Bitfarms has also granted the initial purchasers of the Convertible Notes an option to purchase, for a 13-day period beginning on and including the date on which the Convertible Notes are first issued, up to an additional US$88 million aggregate principal amount of the Convertible Notes. The aggregate principal amount of the offering was increased from the previously announced offering size of $300 million (or $360 million if the initial purchasers exercise their option to purchase the option in full). The offering is expected to close, subject to customary closing conditions (including receipt of Toronto Stock Exchange (“TSX”) approval), on or about October 21, 2025.

Description of Notes

The Convertible Notes will be senior unsecured obligations of the Company and will accrue interest at a rate of 1.375% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026. The Convertible Notes will mature on January 15, 2031, unless earlier repurchased, redeemed or converted in accordance with their terms. The Company will have the right to redeem the Convertible Notes in certain circumstances and will be required to offer to repurchase the Convertible Notes upon the occurrence of certain events.

Prior to October 15, 2030, the Convertible Notes will be convertible only upon satisfaction of certain conditions and during certain periods, and thereafter, the Convertible Notes will be convertible at the option of holders at any time until the close of business on the business day immediately preceding the maturity date.

The Convertible Notes will have an initial conversion rate of 145.6876 common shares per US$1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of approximately US$6.86 per common share. The initial conversion rate represents a premium of approximately 30% to the last reported sale price of US$5.28 per common share on the Nasdaq on October 16, 2025. The conversion rate and conversion price will be subject to adjustment in certain circumstances. In addition, if certain corporate events occur or the Company delivers a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for any Convertible Notes converted in connection with such corporate event or notice or redemption. The Company may settle conversions of the Convertible Notes in cash, common shares or a combination of cash and common shares, at the Company’s election.

Use of Proceeds

The Company intends to use the net proceeds from the offering for general corporate purposes. Additionally, the Company intends to use either net proceeds from this offering or cash on hand to pay the cost of the capped call transactions described below.

Capped Call Transactions

In connection with the pricing of the Convertible Notes, the Company entered into privately negotiated cash-settled capped call transactions with one or more of the initial purchasers of the Convertible Notes, their respective affiliates, and/or other financial institutions (the “capped call counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes, the number of common shares initially underlying the Convertible Notes, assuming the initial purchasers do not exercise their option to purchase additional notes. The cap price of the capped call transactions is initially US$11.88 per common share, which represents a premium of approximately 125% to the last reported sale price of US$5.28 per common share on the Nasdaq on October 16, 2025, and will be subject to customary anti-dilution adjustments under the terms of the capped call transactions. If the initial purchasers of the Convertible Notes exercise their option to purchase additional Convertible Notes, the Company expects to use the net proceeds from the sale of additional Convertible Notes for general corporate purposes and additionally, the Company intends to use the net proceeds from the sale of the additional Convertible Notes or existing cash on hand to fund the cost of entering into additional capped call transactions with the capped call counterparties.

The capped call transactions are expected generally to reduce potential economic dilution upon conversion of any Convertible Notes and/or offset any cash payments the Company could be required to make in excess of the principal amount of any converted Convertible Notes upon conversion thereof, as the case may be, with such reduction and/or offset subject to a cap equal to approximately a 125% premium to the last reported sale price of Bitfarms’ common shares on Nasdaq on the date of pricing.

In connection with establishing their initial hedges of the capped call transactions, the Company expects the capped call counterparties or their respective affiliates to purchase common shares and/or enter into various derivative transactions with respect to the common shares concurrently with or shortly after the pricing of the Convertible Notes, and such capped call counterparties or their respective affiliates may unwind these various derivative transactions and/or sell common shares in open market transactions. This activity could increase (or reduce the size of any decrease in) the market price of the common shares or the Convertible Notes at that time. In addition, the capped call counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the common shares and/or purchasing or selling common shares or other securities of the Company in secondary market transactions following the pricing of the Convertible Notes and prior to the maturity of the Convertible Notes (and are likely to do so during any observation period related to a conversion of the Convertible Notes). This activity could also cause or avoid an increase or decrease in the market price of the common shares or the Convertible Notes, which could affect holders of the Convertible Notes’ ability to convert the Convertible Notes and, to the extent the activity occurs during any observation period related to a conversion of the Convertible Notes, it could affect the amount and value of the consideration that holders of the Convertible Notes will receive upon conversion of such Convertible Notes.

The Convertible Notes and the common shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Convertible Notes and the common shares may not be offered, sold or delivered, directly or indirectly, in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Convertible Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

The Company is relying on the exemption under Section 602.1 of the Toronto Stock Exchange’s Company Manual (the “TSX manual”) available to Eligible Interlisted Issuers (as defined in the TSX manual) in respect of the offering.

This press release is neither an offer to sell, nor is it a solicitation of an offer to buy the Convertible Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Convertible Notes or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

With a focus on U.S. growth, Bitfarms’ 1.3 GW energy pipeline is more than 80% U.S.-based and clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding anticipated future events and expectations that are not historical facts, such as statements concerning the terms of the Convertible Notes and the capped call transactions, the completion, timing and size of the offering of the Convertible Notes and the capped call transactions, and the anticipated use of proceeds from the offering are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion and analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and six months ended June 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com

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